

Mail Stop 4561

March 12, 2010

Via U.S. mail and facsimile

John P. Daglis
President, Chief Executive Officer
Axiologix Education Corporation
501 Scarborough Dr., Suite 308E
Egg Harbor Township, NJ 08234

> **Re:** **Axiologix Education Corporation**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed March 5, 2010**
> **File No. 333-161321**

Dear Mr. Daglis:

      We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 3, 2010.

Form S-1

Exhibit 23.1

1.   Revise the consent of your independent registered public accounting firm to refer to the correct report date included in your document. In this regard, we note that the auditors' report has been revised and is now dual dated as August 7, 2009 except for Note 9, as to which the date is February 15, 2010 and accordingly, this is the date that should be referenced in the consent.

****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (206) 493-2777
        Faiyaz Dean, Esq.
        Dean Law Corp.